Exhibit 99.5

Jonathan M. Watkins (admitted pro hac vice)

Jared Stanisci (pro hac vice to be submitted)

CADWALADER, WICKERSHAM & TAFT LLP

200 Liberty Street
New York, New York 10281
Telephone: (212) 504-6000
Facsimile: (212) 504-6666

jonathan.watkins@cwt.com

jared.stanisci@cwt.com

James H. Power

HOLLAND & KNIGHT LLP

21 West 52nd Street

New York, New York 10019

Telephone: (212) 513-3200

Facsimile: (212) 385-9100

james.power@hklaw.com

Melvin Narruhn

RMI Bar Admission No. 161

PO Box 774

RRE Business Complex, RM101

Majuro, MH 96960

Telephone: (692) 455-0304

mallippen@yahoo.com

Counsel for Plaintiff Sphinx Investment Corp.

IN THE HIGH COURT OF

THE REPUBLIC OF THE MARSHALL ISLANDS

Sphinx Investment Corp., a Republic of the Marshall Islands Corporation,

Plaintiff,

-against-

Stamatis Tsantanis; Christina Anagnostara; Dimitrios Anagnostopoulos; Elias Culucundis; Ioannis (John) Kartsonas; Seanergy Maritime Holdings Corp., a Republic of the Marshall Islands corporation.

Defendants.

Civil Action 2024-00357 MOTION FOR TEMPORARY RESTRAINING ORDER, PRELIMINARY INJUNCTION AND EXPEDITED DISCOVERY AND MEMORANDUM OF LAW IN SUPPORT

TABLE OF CONTENTS

Page

PRELIMINARY STATEMENT	1

STATEMENT OF FACTS	4

A.	Seanergy and Its Conflicted Board	4

B.	The Director Defendants Disenfranchise Seanergy’s Public Stockholders with the Preclusive, Self-Interested Series B Issuance	5

C.	Sphinx Launches a Proxy Contest To Right The Corporate Ship	6

D.	Seanergy Rushes To Hold Its Annual Meeting	7

ARGUMENT	7

I.	SPHINX IS ENTITLED TO A PRELIMINARY INJUNCTION AND A TEMPORARY RESTRAINING ORDER	7

A.	There Is a Strong Likelihood That Sphinx Will Succeed on the Merits	8

B.	Sphinx Will Suffer Irreparable Harm If the Requested Relief Is Not Granted	17

C.	The Balance of Hardships Favor Sphinx	19

II.	EXPEDITED DISCOVERY IS APPROPRIATE	19

CONCLUSION	21

-i-

Table of Authorities

Page(s)

Cases

AHI Metnall, L.P. by AHI Kansas, Inc. v. J.C. Nichols Co.,
891 F. Supp. 1352 (W.D. Mo. 1995)	19

Aprahamian v. HBO & Co.,
531 A.2d 1204 (Del. Ch. 1987), revised (May 28, 1987)	13

Arkansas Tchr. Ret. Sys. v. Countrywide Fin. Corp.,
75 A.3d 888 (Del. 2013)	16

Blasius Indus., Inc. v. Atlas Corp.,
564 A.2d 651 (Del. Ch. 1988)	8

Brookfield Asset Mgmt., Inc. v. Rosson,
261 A.3d 1251 (Del. 2021)	15

Carmody v. Toll Bros., Inc.,
723 A.2d 1180 (Del. Ch. 1998)	15

Cassim v. Bowen,
824 F.2d 791 (9th Cir. 1987)	7

Chaffin v. GNI Grp.,
1999 WL 721569 (Del. Ch. Sept. 3, 1999)	13

Coster v. UIP Cos.,
300 A.3d 656 (Del. 2023)	9

Davis v. Mineta,
302 F.3d 1104 (10th Cir. 2002)	19

EMAK Worldwide, Inc. v. Kurz,
50 A.3d 429 (Del. 2012)	18

Envo, Inc. v. Walters,
C.A. No. 4156–VCP, 2012 WL 2926522 (Del. Ch. 2012)	17

Firefighters' Pension Sys. of City of Kansas City. v. Presidio, Inc.,
251 A.3d 212 (Del. Ch. 2021)	8

-i-

Giurich v. Emtrol Corp.,
449 A.2d 232 (Del. 1982)	11

GoTo.com, Inc. v. Walt Disney Co.,
202 F.3d 1199 (9th Cir. 2000)	19

Hudak v. Procek,
806 A.2d 140 (Del. 2002)	16, 17

IBEW Loc. Union 481 Defined Contribution Plan & Tr. on Behalf of GoDaddy, Inc. v. Winborne,
301 A.3d 596 (Del. Ch. 2023)	9

In re Activision Blizzard, Inc. S’holder Litig.,
124 A.3d 1025 (Del. Ch. 2015)	16

In re AMC Entertainment Holdings, Inc. S’holder Litig.,
C.A. No. 2023-0215-MTZ, 2023 WL 5165606 (Del. Ch. Aug. 11, 2023)	9

In re Columbia Pipeline Grp.,
299 A.3d 393 (Del. Ch. 2023)	8

In re Dollar Thrifty S’holder Litig.,
14 A.3d 573 (Del. Ch. 2010)	12

In re Edgio, Inc. S’holders Litig.,
C.A. No. 2022-0624-MTZ, 2023 WL 3167648 (Del. Ch. May 1, 2023)	9

In re Gaylord Container Corp. S'holders Litig.,
747 A.2d 71 (Del. Ch. 1999)	15

In re Gaylord Container Corp. S’holders Litig.,
C.A. No. 14616, 1996 WL 752356 (Del. Ch. Dec. 19, 1996)	9, 10

In re Loral Space & Commc’ns Inc.,
C.A. No. 2808-VCS, 2008 WL 4293781 (Del. Ch. Sept. 19, 2008)	14

In re Lukens Inc. S’holders Litig.,
757 A.2d 720 (Del. Ch. 1999)	12

In re McDonald’s Corp. S’holder Derivative Litig.,
289 A.3d 343 (Del. Ch. Jan. 26, 2023)	9

In re Netsmart Techs., Inc. S’holder Litig.,
924 A.2d 171 (Del. Ch. 2007)	14

In re Paxson Commc’n Corp. S’holders Litig.,
C.A. No. 17568, 2001 WL 812028 (Del. Ch. July 12, 2001)	15

-ii-

In re Rural Metro Corp.,
88 A.3d 54 (Del. Ch. 2014)	8

In re Santa Fe Pacific Corp. S’holder Litig.,
669 A.2d 59 (Del. 1995)	10

In re Sears Hometown and Outlet Stores, Inc. S’holder Litig.,
309 A.3d 474 (Del. Ch. Jan. 24, 2024)	14

In re Trados Inc. S’holder Litig.,
73 A.3d 17 (Del. Ch. 2013)	8

Johnston v. Pedersen,
28 A.3d 1079 (Del. Ch. 2011)	9, 14

Kellner v. AIM ImmunoTech Inc.,
320 A.3d 239 (Del. 2024)	8

Keyser v. Curtis,
C.A. No. 7109-VCN, 2012 WL 3115453 (Del. Ch. July 31, 2012)	14

Kone Corp. v. ThyssenKrupp USA, Inc.,
C.A. No. 11-465-LPS, 2011 WL 4478477 (D. Del. Sept. 26, 2011)	20

Langijota v. Alex,
1 MILR 216 (1990)	16

Lone Star Steakhouse & Saloon, Inc. v. Adams,
148 F. Supp. 2d 1141 (D. Kan. 2001)	18

Malpiede v. Townson,
780 A.2d 1075 (Del. 2001)	12

Mills Acquisition Co. v. Macmillan, Inc.,
559 A.2d 1261 (Del. 1989)	12, 13

Nuka v. Morelik,
3 MILR 39 (2007)	7

Packer v. Yampol,
No. C.A. 8432, 1986 WL 4748 (Del. Ch. Apr. 18, 1986)	12, 18

-iii-

Palkon v. Maffei,
311 A.3d 255 (Del. Ch. Feb. 20, 2024)	14

Paramount Commc’ns Inc. v. QVC Network Inc.,
637 A.2d 34 (Del. 1994)	12, 13

Pell v. Kill,
135 A.3d 764 (Del. Ch. 2016)	18, 19

Phillips v. Insituform of N. Am., Inc., No. Civ. A.,
C.A. No. 9173, 1987 WL 16285 (Del. Ch. Aug. 27, 1987)	17

Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc.,
506 A.2d 173 (Del. 1986)	13

Sawhorse Enters., Inc. v. Church & Dwight Co.,
C.A. No. 12–6811 (FLW), 2013 WL 1343608 (D.N.J. Apr. 3, 2013)	20

Schnell v. Chris-Craft Indus.,
285 A.2d 437 (Del. 1971)	11

Selectica, Inc. v. Versata Enterprises, Inc.,
C.A. No. 4241–VCN, 2010 WL 703062 (Del. Ch. Feb. 26, 2010), aff'd, 5 A.3d 586 (Del. 2010)	10

Semitool, Inc. v. Tokyo Electron Am., Inc.,
208 F.R.D. 273 (N.D. Cal. 2002)	19, 20

Sternlicht v. Hernandez, C.A. No.,
C.A. No. 2023-0477-PAF, 2023 WL 3991642 (Del. Ch. June 14, 2023)	17

Strategic Investment Opps. LLC v. Lee Enter.,
C.A. No. 2021-1089-LWW, 2022 WL 453607 (Del. Ch. Feb. 14, 2022)	11

Stuhlbarg Int’l Sales Co., Inc. v. John D. Brush & Co., Inc.,
240 F.3d 832 (9th Cir. 2001)	7

Third Point LLC v. Ruprecht,
C.A. No. 9469-VCP, 2014 WL 1922029 (Del. Ch. May 2, 2014)	17, 18

Tri Cnty. Wholesale Distribs., Inc. v. Labatt USA Operating Co., ,
No. 2:13-CV-317, 2013 WL 12180497 (S.D. Ohio Apr. 22, 2013)	20

Unitrin, Inc. v. Am. General Corp.,
651 A.2d 1361 (Del. 1995)	10

-iv-

Unocal Corp. v. Mesa Petroleum Co.,
493 A.2d 946 (Del. 1985)	9

W. Palm Beach Firefighters’ Pension Fund v. Moelis & Co.,
310 A.3d 985 (Del. Ch. 2024)	16

Williams Cos. S’holder Litig.,
C.A. No. 2020-0707-KSJM, 2021 WL 754593 (Del. Ch. Feb. 26, 2021)	10, 15

Statutes

8 Del. C. § 327	16

Business Corporations Act 1990, 52 MIRC Ch. 1	8, 16

Other Authorities

DONALD J. WOLFE JR. AND MICHAEL A. PITTENGER, CORPORATE AND COMMERCIAL PRACTICE IN THE DELAWARE COURT OF CHANCERY § 10.02[b][4] (2010)	17

-v-

Plaintiff Sphinx Investment Corp. (“Plaintiff” or “Sphinx”) respectfully submits this Motion for a Temporary Restraining Order, Preliminary Injunction and Expedited Discovery and Memorandum of Law in Support. A proposed Order to Show Cause is being submitted herewith.

PRELIMINARY STATEMENT

As the Court is aware, this case is about the stockholder franchise and, in particular, a conflicted Board’s efforts to deny fundamental voting rights to the public stockholders of Seanergy Maritime Holdings Corp.  (“Seanergy” or the “Company”).  As Plaintiff has already stated in its Complaint, Defendants previously engaged in a conflicted transaction in which they stripped ordinary Seanergy stockholders of their voting rights by gifting to Stamatis Tsantanis (“Tsantanis”), the Company’s long-serving Chairman and CEO, a perpetual 49.99% of the voting power of the Company in exchange for a paltry $250,000. On September 30, with the Court poised to hear argument over the validity of Tsantanis’s super-voting stock and without warning, the Company scheduled its 2024 Annual Meeting of Stockholders (“Annual Meeting”) which will include the election of directors of Seanergy—for November 4, 2024. Holding the Annual Meeting at such time, absent further action by this Court, would assure that Defendants maintain their stranglehold on the Company at least for another year—irrespective of how this Court may ultimately rule on the (in)validity of Tsantanis’s super-voting stock. Through this motion, Sphinx seeks preliminary injunctive relief to prevent irreparable harm from Defendants’ plan to nullify stockholder voting rights in a sham election of directors at the Annual Meeting.

1

Seanergy is a Marshall Islands corporation publicly traded on the NASDAQ that owns and operates about 17 “Capesize” dry bulk carrier vessels. From its inception, Seanergy had a large public float and had been majority controlled by its public stockholders, who to this day hold close to 90% of the Company’s Common Stock. Circumstances changed dramatically in December 2021, however, when the Company’s five-member Board of Directors (the “Board”) comprised of the Director Defendants—four of whom, including Tsantanis, have served together on the Board for over a decade—moved to permanently entrench themselves as directors amid the Company’s cratering stock price and performance.1

Without any input from the public stockholders, the Director Defendants took action, first, by creating a new class of super-voting shares (the “Series B Preferred Stock”). Notably, each share of the Series B Preferred Stock is entitled to 25,000 votes per share on all matters submitted to a vote of the stockholders, provided that no holder of Series B Preferred Stock can have aggregate voting power in excess of 49.99% of all votes eligible to be cast on any such matter. Additionally, the shares cannot be transferred or sold without prior approval of the Board.

Then, on December 10, 2021, the Company issued 20,000 shares of newly minted Series B Preferred Stock to one individual, Tstantanis, its Chairman and CEO, (the “Series B Issuance”), granting him 49.99% of the voting power. Remarkably, in exchange for such extraordinary power over a public company with $487 million worth of assets, the Board permitted Tsantanis to pay a paltry $250,000.

The consequences of the Series B Issuance are staggering. Overnight, Tsantanis went from holding a mere 2% of voting power to 49.99% singlehandedly—a 25-fold increase. And overnight, the incumbent Director Defendants went from serving at the behest of the public stockholders to now holding a majority (approximately 52.1%) of the voting power. As a result of the Series B Issuance, the Director Defendants are now immune to the voice of the public stockholders. As long as they hold their shares, they can ensure their re-election at each annual meeting, completely ignore the holders of the Common Stock and continue to implement their misguided policies in perpetuity. The market reacted to this brazenly self-interested arrangement predictably: the Company’s stock price plunged 20% in the wake of the Series B Issuance. Meanwhile, the Company continues to issue warnings about the risk of its stock being delisted from the NASDAQ.

1 The “Director Defendants” consist of Defendants Stamatis Tsantanis, Christina Anagnostara, Dimitrios Anagnostopoulos, Elias Culucundis, and Ioannis (John) Kartsonas. The Director Defendants, together with Defendant Seanergy, are collectively referred to as “Defendants” herein.

Sphinx has sought to right the corporate ship, announcing earlier this year its intention to nominate two unconflicted, experienced director nominees to the Board at the 2024 Annual Meeting. At the same time, however, Sphinx, recognized the futility of such an effort in the shadow of “Series B” super-majority voting shares, the exercise of which will mean certain defeat for its nominees. Sphinx thus commenced this litigation in early March 2024, asserting claims for breach of fiduciary duty and seeking declaratory and injunctive relief voiding the Series B Preferred Stock, so that all stockholders can cast a meaningful vote in a fair election of directors.

Sphinx has thus presented to the Court the question of whether the Series B Preferred Stock is valid—and accordingly whether the holder of that stock, Tsantanis, may properly exercise his outsized voting power. Despite that question remaining open and unresolved, and notwithstanding that the Court was already scheduled in short order to rule on such question, Defendants have nevertheless brazenly forged ahead to further entrench themselves. On September 30, with a court hearing only weeks away, Defendants defiantly announced a November 4, 2024 date for the 2024 Annual Meeting, where the outcome (reelection of the entrenched Director Defendants and denial of the voting rights of the public stockholders) is a foregone conclusion.

The Director Defendants should not be permitted to further abuse the corporate machinery. Instead, the status quo should be preserved, and any vote on directors preliminarily enjoined, while the parties litigate their dispute over the validity of the Series B Preferred Stock. All three requirements for preliminary injunctive relief are satisfied: (1) Sphinx is likely to prevail on the merits of its claims challenging the Series B Issuance; (2) Sphinx (and all public stockholders) will suffer irreparable harm if Defendants are permitted to conduct an election of directors, or a stockholder vote on any matter, with a wrongful Series B-thumb on the scale; and (3) the balance of the equities tilts sharply in favor of protecting voting rights and enjoining Defendants’ self-interested actions in derogation of the stockholder franchise.

Sphinx thus requests that the Court:

•	Temporarily restrain Defendants from conducting the Company’s 2024 Annual Meeting or any vote of the Company's stockholders, until 60 days following resolution of Sphinx's motion for preliminary injunction;

•	Preliminarily enjoin and prohibit the Series B Preferred Stock from being entitled to vote at the 2024 Annual Meeting or any other vote of the Company’s stockholders;

•	Grant targeted expedited discovery in aid of Sphinx’s motion for a preliminary injunction and set a briefing schedule on Sphinx’s motion.

STATEMENT OF FACTS2

A.	Seanergy and Its Conflicted Board.

Seanergy is a Marshall Islands corporation publicly traded on NASDAQ under the ticker symbol “SHIP.” (Ex. 1.) Seanergy operates about 16 “Capesize” dry bulk carrier vessels, with plans to add additional vessels to its fleet by the end of 2024. (Id. at 35.) As of December 31, 2023, the Company’s vessels had a fair market value of about $410 million. (Id. at 74.)

Seanergy is governed by a five-member Board of Directors comprised of the Director Defendants. (Id. at 74-76.) Tsantanis is the Chairman and CEO of Seanergy. (Id. at 74.) He has served as CEO since October 1, 2012, and became Chairman of the Board on October 1, 2013. (Id.) He also serves as Chairman and CEO of United Maritime Corporation (“United”), a wholly owned Seanergy subsidiary until its July 2022 spinoff. (Id. at 74, F-19.) Anagnostara, Anagnostopoulos, Culucundis, and Kartsonas have served as Seanergy directors since 2008, 2009, 2008, and 2017, respectively. (Id. at 36, 75-76.) Anagnostara and Kartsonas also serve alongside Tsantanis as directors of United. (Id. at 75-76.)

2 These facts are based upon the Declaration of Melvin Narruhn (“Narruhn Decl.”), together with exhibits (“Ex. __”), filed herewith. Sphinx incorporates by reference to this Motion the factual background as stated in its Memorandum of Law in Opposition to Defendants’ Motion to Dismiss, filed and stamped on June 10, 2024.

B.	The Director Defendants Disenfranchise Seanergy’s Public Stockholders with the Preclusive, Self-Interested Series B Issuance.

At the beginning of December 2021, majority voting power at Seanergy rested firmly with the public stockholders. (Ex. 3 at 61.) That state of affairs was upended when, in December 2021, Seanergy created a new class of stock, the Series B Preferred Stock. (Ex. 4 at 2-3.) Each share of Series B Preferred Stock is entitled to 25,000 votes per share on all matters submitted to a vote of the shareholders, provided that no holder of Series B Preferred Stock can have aggregate voting power in excess of 49.99% of all votes eligible to be cast on any such matter. (Ex. 5 at 1-2.)3

On December 10, 2021, the Company issued 20,000 shares of Series B Preferred Stock to Tsantanis, thereby granting him 49.99% of the voting power over the Company—a 25-fold increase (and providing him with 500 million votes, nearly triple the voting power of the then approximately 178 million issued and outstanding common shares). (Ex. 3 at 61.) In exchange for that 49.99% voting power over the Company, which had total assets worth about $487 million as of the end of 2021, Tsantanis paid only $250,000. (Id. at 61, F-5.) As the Company acknowledged, Tsantanis was given “substantial control and influence over our management and affairs and over matters requiring shareholder approval, including the election of directors and significant corporate transactions.” (Ex. 4 at 3.)

The Board has provided no explanation of how or why this was a beneficial transaction for the Company.4 The Company cited supposed “anti-takeover effects,” claiming the measures it adopted were “intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board to maximize shareholder value in connection with any unsolicited offer to acquire our company.” (Ex. 4 at 4.) That claim, however, was undercut by the Company’s adoption, only five months earlier, of a Shareholder Rights Agreement (a/k/a “poison pill”) “imposing a significant penalty” on any person or group that acquired 10% or more of the Company’s Common Stock, “to protect shareholders from coercive or otherwise unfair takeover tactics.” (Ex. 6 at 2.). The Company offered no discussion of why yet another defensive measure was needed. Moreover, the Company correctly identified the destructive effects of the Series B Issuance on the stockholder franchise, including “adversely affect[ing] the market price of our common shares.” (Ex. 4 at 3-4. (emphasis added).)

3 Shares of Series B Preferred Stock also cannot be transferred or sold without prior approval of the Company’s Board of Directors. (Ex. 4 at 3; Ex. 5 at 1-2.)

4 While Seanergy reports having “received a fairness opinion from an independent financial advisor that the [Series B Issuance] was for a fair value to all shareholders of the Company,” Seanergy has provided no information about the identity of the purportedly independent advisor, the information or instructions the advisor received, or the analysis the advisor performed. (Ex. 4 at 2.)

Following the Series B Issuance, the incumbent Board now has a firm grip on majority voting power. (Ex. 8 at 17.) As of September 19, 2024, in addition to Tstantanis’s 49.99%, Anagnostara, Anagnostopoulos, Culucundis, and Kartsonas owned 0.9%, 0.5%, 0.3%, and 0.4% of Seneargy’s Common Stock, respectively. (Id.) In other words, the Director Defendants collectively now hold at least 52.1% of the voting power.

C.	Sphinx Launches a Proxy Contest To Right The Corporate Ship.

Following the Series B Issuance, Seanergy’s share price plummeted by about 50%, and at one point traded at about a 54% discount to net asset value. (Ex. 2 & Ex. 7 at F-5.) Seanergy’s stock has performed so poorly that the Board has had to take action to bolster the Company’s stock price to avoid violating NASDAQ listing rules and stave off de-listing. (Ex. 1 at 37, F-9.)

Amid these turbulent conditions, Sphinx, which owns about 7.2% of the Common Stock of Seanergy, decided to take action to improve the Company’s corporate governance and enhance value for all stockholders. (Ex. 9 at 5.) On December 13, 2023, Sphinx announced its intention to launch a proxy contest to nominate two new, unconflicted directors at the next annual shareholder meeting to replace directors whose terms expire in 2024. (Ex. 9. at 5.) As long as the Series B Preferred Stock is in place, however, any such effort is doomed to fail. Thus, on March 6, 2024, Sphinx commenced this action, seeking, among other things, a declaration that the Series B Preferred Stock held by Tsantanis is void and an injunction preventing the voting rights associated with the Series B Preferred Stock from being exercised. As of the date of this Motion, Defendants’ motion to dismiss is fully briefed, with oral argument scheduled for October 24, 2024.

D.	Seanergy Rushes To Hold Its Annual Meeting.

Undeterred by this Court’s imminent adjudication of Sphinx’s claims, the Director Defendants have rushed full steam ahead to use the Series B Preferred Stock to entrench themselves in office, irrespective of how this Court may ultimately rule on the merits. On September 30, the Company announced that it has scheduled its 2024 Annual Meeting, at which votes will be cast to elect directors, for November 4, 2024—only three weeks away. (Ex. 10 at 2.)

ARGUMENT

I.	SPHINX IS ENTITLED TO A PRELIMINARY INJUNCTION AND A TEMPORARY RESTRAINING ORDER

A party seeking preliminary injunctive relief must fulfill one of two standards: “traditional” or “alternative.” Nuka v. Morelik, 3 MILR 39, 41 (2007) (citing Cassim v. Bowen, 824 F.2d 791, 795 (9th Cir. 1987)).5 Under the traditional standard, the Court may issue preliminary relief if it finds that “(1) the moving party will suffer irreparable injury if the relief is denied; (2) the moving party will probably prevail on the merits; (3) the balance of hardships favors the moving party; and (4) the public interest favors granting relief.” Nuka, 3 MILR at 41. Under the alternative standard, however, even if irreparable injury is only a mere “possibility,” the moving party may prevail if it can demonstrate either “(1) a combination of probable success on the merits and the possibility of irreparable injury or (2) that serious questions exist and the balance of hardships tips sharply in its favor.” Id. The existence of these two standards is intended to reflect a “sliding scale” approach, namely, that “the required degree of irreparable harm increases as the probability of success decreases” and vice versa. Id. (citation omitted).

5 The legal standards applicable to temporary restraining orders are “substantially identical.” Stuhlbarg Int’l Sales Co., Inc. v. John D. Brush & Co., Inc., 240 F.3d 832, 839 n.7 (9th Cir. 2001).

A.	There Is a Strong Likelihood That Sphinx Will Succeed on the Merits

The Marshall Islands follows Delaware corporate law. See Business Corporations Act 1990, 52 MIRC Ch. 1, § 13. “Delaware courts have long exercised a most sensitive and protective regard for the free and effective exercise of [stockholder] voting rights.” Blasius Indus., Inc. v. Atlas Corp., 564 A.2d 651, 659 n.2 (Del. Ch. 1988). It is difficult to imagine a greater affront to stockholder voting rights than a Series B Issuance that overnight seized majority voting power from the public stockholders and vested it with a self-interested incumbent Board. Sphinx is highly likely to succeed on the merits of its claims challenging the preclusive Series B Issuance.

1.	The Director Defendants Breached Their Fiduciary Duties

To determine whether directors have met their fiduciary obligations, Delaware courts evaluate a challenged decision “through the lens of a standard of review.” In re Trados Inc. S’holder Litig., 73 A.3d 17, 43 (Del. Ch. 2013). Although the business judgment rule is Delaware’s default standard, courts will apply “enhanced scrutiny,” Delaware’s intermediate standard in situations involving “subtle structural and situational conflicts that do not rise to a level sufficient to trigger entire fairness review” and where “the decision under review involves the fiduciary intruding into a space where stockholders possess rights of their own.” In re Columbia Pipeline Grp., 299 A.3d 393, 456 (Del. Ch. 2023); In re Rural Metro Corp., 88 A.3d 54, 82 (Del. Ch. 2014). And courts will apply “entire fairness,” the most onerous standard, where a board “labors under actual conflicts of interest.” Firefighters’ Pension Sys. of City of Kansas City. v. Presidio, Inc., 251 A.3d 212, 249 (Del. Ch. 2021) (citation omitted).

At minimum, the Series B Issuance is subject to enhanced scrutiny, due to its effect in transferring voting power from the public stockholders to the incumbent Board. See Kellner v. AIM ImmunoTech Inc., 320 A.3d 239, 259 (Del. 2024). Given the Director Defendants’ conflicts, entire fairness review is also appropriate. See In re Trados Inc. Shareholder Litig., 73 A.3d at 44. Regardless of the applicable standard, the Series B Issuance is void and Defendant Tsantanis should be forbidden from voting the Series B shares at any shareholder meetings or otherwise. See Johnston v. Pedersen, 28 A.3d 1079, 1092 (Del. Ch. 2011).6

a.	Defendants Cannot Satisfy Enhanced Scrutiny.

Delaware courts have adopted a unified standard of enhanced scrutiny, which folds in standards adopted in seminal cases like Revlon, Unocal, and Blasius. See Coster v. UIP Cos., 300 A.3d 656 (Del. 2023). Under that approach, the court now does not have to “parse among the various strands of enhanced scrutiny review.” See Ex. 11, Miller v. Bartolo, No. 2024-0176-JTL, Trans., p. 31 (Del. Ch. Apr. 15, 2024) (Laster, J.); see also In re AMC Entertainment Holdings, Inc. S’holder Litig., Consol. C.A. No. 2023-0215-MTZ, 2023 WL 5165606 (Del. Ch. Aug. 11, 2023). Nonetheless, Defendants do not satisfy Unocal, Blasius, or Revlon.

Unocal. In their motion to dismiss briefing, Defendants conceded that the Series B Issuance was a “pre-planned defensive measure” taken “in the absence of a specific takeover threat.” (Memorandum of Law in Support of Defendants’ Motion to Dismiss (“MTD”) at 25.) Under Delaware law, defensive measures are only protected from probing judicial scrutiny if they are “reasonable in relation to the threat posed.” Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 955 (Del. 1985); see also Coster, 300 A.3d at 673. Precautionary defensive measures, by contrast, are always subject to enhanced scrutiny under Unocal. See In re Gaylord Container Corp. S’holders Litig., 1996 WL 752356, at *2 (Del. Ch. Dec. 19, 1996); see also In re Edgio, Inc. S’holders Litig., 2023 WL 3167648, at *1 (Del. Ch. May 1, 2023). This makes sense because the “inference that the board’s primary purpose was entrenchment cannot be ruled out until the board satisfies the burden of justifying its defensive actions.” Gaylord, 1996 WL 752356, at *2; see also In re Santa Fe Pacific Corp. S’holder Litig., 669 A.2d 59, 67 (Del. 1995) (Unocal is concerned “about defensive actions designed to thwart the essence of corporate democracy by disenfranchising shareholders.”) (internal citation and quotation omitted). Under the enhanced scrutiny standard, the “burden of justifying its action shifts to the board,” and “a complaint challenging a board’s use of a defensive device will usually survive a motion to dismiss.” Gaylord, 1996 WL 752356, at *2.

6 Even if the business judgment rule applied (and it does not), the presumption of good faith would be rebutted by Director Defendants’ strikingly disloyal behavior. When plaintiffs show bad faith by the directors, “the burden then shifts to the director defendants to demonstrate that the challenged act or transaction was entirely fair to the corporation and its shareholders.” IBEW Loc. Union 481 Defined Contr. Plan & Tr. on Behalf of GoDaddy, Inc. v. Winborne, 301 A.3d 596, 619 (Del. Ch. 2023). The "extreme" decision to invest 49.99% of the voting power in Tsantanis, and effectively cement the Director Defendants' tenure as directors in perpetuity, cannot be explained by any other motivation than bad faith. Id. at 620; see In re McDonald’s Corp. S’holder Derivative Litig., 289 A.3d 343, 380-81 (Del. Ch. Jan. 26, 2023).

Unocal requires a two-pronged inquiry: (1) whether the board had reasonable grounds for concluding that a threat to the corporation existed; and (2) whether the defensive measures were reasonable in relation to the threat posed. See Williams Cos. S’holder Litig., 2021 WL 754593, at *2 (Del. Ch. Feb. 26, 2021). Based on Defendants’ own explanation, the Series B Issuance satisfies neither prong. The Board admits that there was no threat at the time of the Series B Issuance (MTD at 25), so it cannot have been reasonable compared to that nonexistent threat.

Even putting aside Defendants’ concession that there was no threat, the Series B Issuance would still fail Unocal’s proportionality requirement. A board’s actions are not proportional to the threat posed if they are “draconian, by being either preclusive or coercive.” Unitrin, Inc. v. Am. General Corp., 651 A.2d 1361, 1367 (Del. 1995). A defensive measure is “preclusive” if it makes a bidder’s ability to wage a successful proxy contest and gain control of the target’s board “mathematically impossible” or “realistically unattainable.” Selectica, Inc. v. Versata Enterprises, 2010 WL 703062, at *20 (Del. Ch. Feb. 26, 2010) (internal citations and quotations omitted). Here, the Series B Issuance and the Board’s continued refusal to reverse it has rendered any attempt by Sphinx or any public shareholder to ever win a proxy contest at least “realistically unattainable,”—in fact, it is an impossibility. Given Tsantanis’s and the Board’s perpetual controlling interest, it would be impossible for Sphinx to ever amass votes sufficient to challenge the incumbent directors. Director Defendants breached—and continue to breach—their duties of care and loyalty and good faith by approving the Series B Issuance and by refusing to undo it. In the context of such a transaction, which is subject to enhanced scrutiny, defendants must “identify the proper corporate objectives served by their actions and justify their actions as reasonable in relation to those objectives.” Strategic Investment Opps. LLC v. Lee Enter., C.A. No. 2021-1089-LWW, 2022 WL 453607, at *16 (Del. Ch. Feb. 14, 2022) (internal citation omitted). Here, Director Defendants make no attempt to justify the brazen transfer of control to Tsantanis and themselves by reference to any recognized corporate purpose.

Blasius. When a board of directors acts “for the primary purpose of impeding the exercise of stockholder voting power,” it “bears the heavy burden of demonstrating a compelling justification for such action.” Blasius, 564 A. 2d at 661–62. And a board may not use “the corporate machinery and the Delaware Law for the purpose of perpetuating itself in office.” Schnell v. Chris-Craft Indus., 285 A.2d 437, 439 (Del. 1971); see also Giurich v. Emtrol Corp., 449 A.2d 232, 239 (Del. 1982) (“[C]areful judicial scrutiny will be given a situation in which the right to vote for . . . directors has been effectively frustrated and denied.”).

Here, Defendants’ own words establish the appropriateness of the Blasius standard because they revealed in the motion to dismiss that the primary purpose of the Series B Issuance was to permit the Director Defendants to avoid “exactly” the kind of proxy contest Sphinx is running, nominating new candidates to challenge certain of the incumbent directors. (MTD at 7.) In other words, the primary purpose was to interfere with shareholder voting power, because the effect of the Series B Issuance is that even if Sphinx nominated two strong candidates for consideration at the 2024 Annual Meeting, the incumbent directors would—as pre-planned—use their 52.1% voting power to negate the desire of Sphinx and other Seanergy common stockholders, exactly the type of scenario Blasius was concerned about. See, e.g., Packer v. Yampol, 1986 WL 4748 at *14 (Del. Ch. Apr. 18, 1986). Given their acknowledgment that the Series B Issuance was agreed to at a time where there was no threat to Seanergy, Director Defendants struggle to establish any justification for the Series B Issuance, much less the compelling one Blasius requires.

Revlon. Where, as here, a transaction results in a change in control, “enhanced scrutiny” is the minimum applicable standard of review. Malpiede v. Townson, 780 A.2d 1075, 1083–84 (Del. 2001); In re Lukens Inc. S’holders Litig., 757 A.2d 720, 730–31 (Del. Ch. 1999). Under Revlon, directors must “focus on one primary objective—to secure the transaction offering the best value reasonably available for the stockholders—and they must exercise their fiduciary duties to further that end.” Paramount Commc’ns Inc. v. QVC Network Inc., 637 A.2d 34, 44 (Del. 1994). Under that standard, the “court must take a nuanced and realistic look at the possibility that personal interests short of pure self-dealing have influenced the board . . . and to thereby smoke out mere pretextual justifications for improperly motivated decisions.” In re Dollar Thrifty S’holder Litig., 14 A.3d 573, 598 (Del. Ch. 2010).

Here, Sphinx alleges that the Series B Issuance was motivated by Director Defendants’ desire to seize de jure control of the Company, and Director Defendants have acknowledged as much. The consideration Seanergy’s shareholders received for the sale of control—$250,000 or .05% of the Company’s assets—could not have been the best value reasonably available. Nor have Defendants alleged as much; the only support they put forth is that they received an opinion from an anonymous financial advisor, which has not been made publicly available, that the transaction was “fair.” To survive Revlon scrutiny, however, fairness is not enough and Director Defendants would need to demonstrate that they conducted a reasonable process, see Mills Acquisition Co. v. Macmillan, Inc., 559 A.2d 1261, 1286 (Del. 1989), and that Mr. Tsantanis’s bid was the one providing the best value, see Revlon, 506 A.2d at 184. Defendants have made no such showing.

b.	Defendants Cannot Satisfy Entire Fairness

When a plaintiff shows that a majority of the directors making a business decision were “interested” in the decision, “a court will apply even more exacting scrutiny to determine whether the transaction is entirely fair to the stockholders.” Paramount Commc’ns Inc., 637 A.2d at 42 n.9. A director is interested in a transaction if they “stood on both sides of the transaction and dictated its terms in a self-dealing way, or received in the transaction a substantial benefit that was not enjoyed by shareholders generally.” Chaffin v. GNI Grp., 1999 WL 721569, at *5 (Del. Ch. Sept. 3, 1999). “Thus, a director who stands to receive a substantial benefit in a transaction that he votes to approve cannot objectively be viewed as disinterested.” Id.

Entire fairness presumptively applies here because the Complaint alleges that two of the three Director Defendants on the Special Committee who approved the Series B Issuance were not independent from Tsantanis because of their service on overlapping boards. (Ex. 1 at 123; Ex. 12 at 88.) Moreover, the Director Defendants’ interest in the transaction is shown by Defendants’ concession that the Series B Issuance was a defensive measure meant to stave off the potential takeover of the Company or to defeat “exactly” the sort of proxy contest Sphinx is attempting to wage. In short, the Director Defendants on the Special Committee eagerly yielded to the idea of gifting 49.99% voting control to Tsantanis in the Series B Issuance because they knew it meant that, when coupled with their own power, their entrenchment would be assured. Thus, in considering the terms of the Series B Issuance, each of the Director Defendants faced an inherent conflict of interest, as they were essentially negotiating to ensure their own continued service on the Board. See Aprahmanian v. HBO & Co., 531 A.2d 1204, 1206 (Del. Ch. 1987).

Entire fairness review requires the court to consider two factors: fair dealing and fair price. See In re Loral Space & Commc’ns Inc., 2008 WL 4293781, at *22 (Del. Ch. Sept. 19, 2008). Unsurprisingly, Defendants cannot demonstrate that the Series B Issuance was the product of fair dealing or secured a fair price. The price—a mere $250,000 for a controlling interest in a $487 million company—is objectively and facially unfair. See Keyser v. Curtis, 2012 WL 3115453, at *15 (Del. Ch. July 31, 2012); Johnston, 28 A.3d at 1091–92. Nor was the process that led to the Series B Issuance indicative of fair dealing: Director Defendants did not hold a vote to permit shareholders a say in whether they lost control of Seanergy, and the supposedly disinterested Special Committee was populated with directors interested in the Series B Issuance. See In re Sears Hometown and Outlet Stores, Inc. S’holder Litig., 309 A.3d 474, 538-39 (Del. Ch. Jan. 24, 2024) (method of obtaining shareholder approval did not provide evidence of fair dealing); Palkon v. Maffei, 311 A.3d 255, 281 (Del. Ch. Feb. 20, 2024) (plaintiffs have called into question the procedural dimension of fairness, as the defendants failed to replicate arm’s-length bargaining).

Defendants cannot salvage the Series B Issuance by citing a purported “fairness opinion,” issued by an anonymous “financial advisor.” (MTD at 6.) Courts do not allow directors to rely on fairness opinions without disclosing “the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses.” In re Netsmart Techs., Inc. S’holder Litig., 924 A.2d 171, 204 (Del. Ch. 2007).

2.	Sphinx Has Standing To Assert Its Claims

Unable to defend the merits of the Series B Issuance, Defendants’ principal defense is that, owing to the timing of Sphinx’s purchases of Seanergy stock, Sphinx lacks standing to assert its claims. According to Defendants, Sphinx’s claims are “derivative” in nature (MTD at 8-17; Reply in Support of Defendants’ Motion to Dismiss (“Reply”) at 4-7) and thus Delaware’s “contemporaneous” and “continuous” ownership rule bars Sphinx, which first began acquiring Seanergy stock in August 2023, from challenging a Series B Issuance effectuated in December 2021. (MTD at 17-18; Reply at 8-9.) Defendants are wrong on both counts.

a.	Sphinx’s Claims Are Direct, Not Derivative

Contrary to Defendants’ portrayal, the gravamen of Sphinx’s fiduciary duty claims is neither “dilution” nor “overpayment.” (MTD at 8; Reply at 3, 11.) Rather, this case is principally about Defendants’ improper and bad faith seizure of majority voting power from the public stockholders. Delaware law is crystal clear that a claim based on such interference with stockholders’ “fundamental, substantive rights,” including the right to vote, is direct, not derivative. Williams Cos. Stockholder Litig., 2021 WL 754593, at *20; see also In re Gaylord Container Corp. S'holders Litig., 747 A.2d 71, 83 (Del. Ch. 1999) (“Where the entrenching actions of a corporate board have the purpose and effect of reducing the voting power of stockholders, the affected stockholders may bring an individual action.”); Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1189 (Del. Ch. 1998).

What’s more, Sphinx challenges Defendants’ scheme to seize permanent majority control from Seanergy’s public shareholders—rendering Sphinx’s votes meaningless and ensuring that no public shareholder could ever mount a successful proxy campaign—with no control premium to those shareholders. That, too, is a direct claim. See, e.g., Brookfield Asset Mgmt., Inc. v. Rosson, 261 A.3d 1251, 1276 (Del. 2021) (Revlon provides a basis for shareholders to address fiduciary duty violations through direct actions where there has been a change of control); In re Paxson Commc’n Corp. S’holders Litig., 2001 WL 812028, at *7 (Del. Ch. July 12, 2001) (shareholders bring direct claims when alleging “that a sale or change of control has taken place . . . such that the public shareholders of a corporation have been or will be deprived of a control premium”).7

7 As Chancellor McCormick of the Delaware Court of Chancery recently observed, the failure of a board, as here, to obtain a control premium upon a change of control may give rise to direct claims, because the “loss of a control premium” harms the stockholders individually, as they “lost the ability to bargain for that.” Ex. 14, Cascia v. Farmer, et al., C.A. No. 2023-0520-KSJM, at 27-28 (Del. Ch. June 20, 2024) (“So who would benefit from the recovery? The answer is obvious, the stockholders.”).

b.	Sphinx Has Standing To Assert Its Direct Claims

It is well-settled that the “contemporaneous” and “continuous ownership” requirements invoked repeatedly by Defendants (MTD at 17-18; Reply at 8) are conditions precedent to “initiating and maintaining a derivative action.” Arkansas Tchr. Ret. Sys. v. Countrywide Fin. Corp., 75 A.3d 888, 894 (Del. 2013) (emphasis added); see 8 Del. C. § 327; 52 MIRC Ch. 1, § 79(1)-(2); In re Activision Blizzard, Inc. S’holder Litig., 124 A.3d 1025, 1050 (Del. Ch. 2015).

Because Sphinx’s claims are direct, it is of no consequence that Sphinx did not own Seanergy shares at the time of the Series B Issuance. See W. Palm Beach Firefighters’ Pension Fund v. Moelis & Co., 310 A.3d 985, 1002–03 (Del. Ch. 2024) (“Delaware has not invented a common law contemporaneous ownership requirement for direct claims. The right to assert a direct claim is a property right associated with the shares, so unless the seller and buyer agree otherwise, the ability to assert a direct claim and benefit from any remedy passes to the buyer with the shares.”). Sphinx did not “purchase a claim,” as Defendants contend. (See MTD at 4.) Rather, Sphinx purchased shares of the Company, and as with any purchase of stock, that purchase came with the right to bring direct claims—even those that accrued before the purchase. “When a share of stock is sold, the property rights associated with the shares, including any claim for breach of those rights and the ability to benefit from any recovery or other remedy, travel with the shares.” In re Activision, 124 A.3d at 1050 (emphases added). By purchasing shares, Sphinx did “not acquiesce in the prior conduct giving rise to a direct claim,” and it thus “can challenge that conduct.” W. Palm Beach Firefighters, 310 A.3d at 1003.

3.	Defendants’ Laches Defense Fails

Defendants’ halfhearted “laches” defense (MTD at 30) is meritless. For laches to apply, the Court must find (1) a lack of diligence by the Plaintiff, and (2) prejudice to Defendants. See Langijota v. Alex, 1 MILR 216, 222 (1990); Hudak v. Procek, 806 A.2d 140, 154 (Del. 2002). But here Plaintiff has diligently prosecuted its claims, commencing this action barely seven months after it first acquired Seanergy stock, and less than three months after its announcement that it intended to launch a proxy contest. (Ex. 9 at 5.) That is a far cry from situations in which the High Court has applied laches, see Nat’l Spiritual Assembly of the Baha’is of the Marshall Islands v Huston Lokeijak, C.A. No. 2015-066, at 5 (May 30, 2017) (describing delays of 15-30 years). See, e.g., Envo, Inc. v. Walters, 2012 WL 2926522, at *7-8 (Del. Ch. 2012). Defendants’ fear that Sphinx’s suit may be successful and “upend the share and voting structure Seanergy has operated under for two years” (MTD at 30) cannot support a laches defense. See Hudak, 806 A.2d at 153.

B.	Sphinx Will Suffer Irreparable Harm If the Requested Relief Is Not Granted

“Courts have consistently found that corporate management subjects shareholders to irreparable harm by denying them the right to vote their shares or unnecessarily frustrating them in their attempt to obtain representation on the board of directors.” Sternlicht v. Hernandez, 2023 WL 3991642, at *25 (Del. Ch. 2023) (citation omitted). Where there has been “director interference with the exercise of the stockholder franchise . . . the courts have had little difficulty resolving the issue of irreparable harm in favor of the applicant seeking preliminary relief.” DONALD J. WOLFE JR. AND MICHAEL A. PITTENGER, CORPORATE AND COMMERCIAL PRACTICE IN THE DELAWARE COURT OF CHANCERY § 10.02[b][4]at 10-26 (2010) (observing that there is a “tacit assumption [by the Court] that the unlawful interference with the corporate electoral process and the fundamental right of the stockholder to vote is inherently irremediable”).

“[L]oss of voting power,” Phillips v. Insituform of N. Am., Inc., 1987 WL 16285, at *11 (Del. Ch. Aug. 27, 1987), or a “reduced likelihood of winning the election,” see Third Point LLC v. Ruprecht, 2014 WL 1922029, at *25 (Del. Ch. May 2, 2014), have been deemed to constitute irreparable harm warranting injunctive relief. “Harm of that nature must be prevented before a shareholders' meeting in cases where, as here, any post-meeting adjudication might come too late.” Pell v. Kill, 135 A.3d 764, 793–94 (Del. Ch. 2016) (citation omitted); Lone Star Steakhouse & Saloon, Inc. v. Adams, 148 F. Supp. 2d 1141, 1150 (D. Kan. 2001) (neither “[m]onetary damages” nor “post-vote relief” can be “considered an effective remedy” where “the right of shareholders to effectively exercise their corporate suffrage rights” has been infringed).

Unless Defendants are enjoined, stockholders will undoubtedly experience a loss of voting power and there would be no likelihood of winning an election or any other vote against the Director Defendants at the 2024 Annual Meeting. Armed with the Series B Preferred Stock, the Defendant Directors will put their artificial majority-sized thumb on the scale, ensuring victory for themselves on any matter put up for a vote, including their own reelection. “By pre-ordaining the results of the Annual Meeting, the [Series B Preferred Stock] deprives stockholders of their right to vote.” Pell, 135 A.3d at 793; see EMAK Worldwide, Inc. v. Kurz, 50 A.3d 429, 433 (Del. 2012) (“Shareholder voting rights are sacrosanct. The fundamental governance right possessed by shareholders is the ability to vote for the directors the shareholder wants to oversee the firm.”).

The Delaware Court of Chancery has previously found irreparable harm in remarkably similar circumstances, enjoining the voting of preferred stock that included “supervoting” features that allowed defendants to “virtually assure[] the outcome of the election directors.” Packer, 1986 WL 4748, at *9. Nor can the threat of irreparable harm be mitigated by allowing the stockholder vote to proceed and deciding not to count the Series B Preferred Stock after the fact, should it be deemed invalid. Super-voting shares such as the Series B Preferred Stock “cause stockholders to perceive that the result is a foregone conclusion,” thereby “fatally chilling” dissident stockholder participation and, by extension, corrupting the outcome of any stockholder vote. Id. Thus, it is essential that the Court temporarily restrain Defendants from conducting the Annual Meeting or any other stockholder vote until the Court has at least preliminarily ruled upon the validity of the Series B Preferred Stock, so that stockholders may cast their votes based on full and fair information about their voting power, and the results accurately reflect the will of the stockholders. See, e.g., AHI Metnall, L.P. by AHI Kansas, Inc. v. J.C. Nichols Co., 891 F. Supp. 1352 (W.D. Mo. 1995). In short, Sphinx (and all of the Company’s public stockholders) will suffer irreparable harm absent the preliminary injunctive relief requested in this motion.

C.	The Balance of Hardships Favor Sphinx

It is not necessary to balance hardships where, as here, a plaintiff can show that it is likely to succeed on the merits and that it is likely to suffer irreparable injury. See, e.g., GoTo.com, Inc. v. Walt Disney Co., 202 F.3d 1199, 1209 (9th Cir. 2000). Nonetheless, Sphinx can demonstrate that the balance of hardships favors Plaintiff, not Defendants. As set forth above, absent the prompt injunctive relief, the Annual Meeting will lead to grave irreparable harm to Sphinx and other stockholders. See Pell, 135 A.3d at 793. By contrast, Defendants will suffer no cognizable harm from an injunction. See id. Nor will Defendants suffer harm from a brief delay of the Annual Meeting while this Court considers Sphinx’s preliminary injunctive motion, as that simply will preserve the status quo. And if the Court were so inclined, the only harm that could plausibly asserted by Defendants is one that is self-inflicted—which is not the type of harm that courts will protect against. See Davis v. Mineta, 302 F.3d 1104, 1116 (10th Cir. 2002).

II.	EXPEDITED DISCOVERY IS APPROPRIATE

Under the Federal Rules of Civil Procedure, on which the Marshall Islands Rules are modeled, courts have broad discretion to permit expedited discovery prior to a Rule 26(f) conference. A court will examine a request for expedited discovery for “good cause,” which “may be found where the need for expedited discovery, in consideration of the administration of justice, outweighs the prejudice to the responding party.” Semitool, Inc. v. Tokyo Electron Am., Inc., 208 F.R.D. 273, 276 (N.D. Cal. 2002).

Good cause exists in this case for the Court to allow limited expedited discovery. Sphinx seeks expedited discovery for a proper and legitimate purpose, to obtain and consolidate targeted evidence that will aid the Court in determining whether to grant Sphinx’s motion for a preliminary injunction. See, e.g., Kone Corp. v. ThyssenKrupp USA, Inc., 2011 WL 4478477, at *7 (D. Del. Sept. 26, 2011). Moreover, the critical facts needed to decide the motion are “uniquely within Defendant’s knowledge.” Tri Cnty. Wholesale Distribs., Inc. v. Labatt USA Operating Co., 2013 WL 12180497, at *2 (S.D. Ohio Apr. 22, 2013).

Furthermore, Sphinx’s proposed discovery is “narrowly tailored to fit the needs of a preliminary injunction hearing.” Sawhorse Enters., Inc. v. Church & Dwight Co., , 2013 WL 1343608, at *4 (D.N.J. Apr. 3, 2013). Sphinx has proposed targeted discovery that is reasonable under the circumstances, limiting the proposed discovery to 10 requests for document production8 and 4 depositions seeking information limited to the issues presented in the motion. Nor will the proposed discovery prejudice Defendants. Defendants will not be burdened by straightforward, targeted discovery sought by Sphinx, all of which is in Defendants’ custody and control and should be easily accessible for collection and production. Defendants, sophisticated parties represented by sophisticated counsel, are well-equipped to respond to 10 requests for production and present 4 witnesses for deposition on a limited set of topics. Expedited discovery should be granted.

8 The proposed document requests are attached to the Narruhn Declaration as Ex. 13.

CONCLUSION

For these reasons, Sphinx respectfully requests that the Court grant the motion.

Dated: October 14, 2024	/s/ Melvin Narruhn

A. Thompson Bayliss	Jonathan M. Watkins (admitted pro hac vice)
ABRAMS & BAYLISS	Jared Stanisci (pro hac vice to be submitted)
20 Montchanin Road, Suite 200	CADWALADER, WICKERSHAM & TAFT LLP
Wilmington, DE 19807	200 Liberty Street
(302) 778-1033	New York, New York 10281
Bayliss@AbramsBayliss.com	Telephone: (212) 504-6000
Facsimile: (212) 504-6666
Of Counsel	jonathan.watkins@cwt.com
jared.stanisci@cwt.com

James Power
HOLLAND & KNIGHT LLP
RMI Bar Admission No. 193
21 West 52nd Street
New York, New York 10019
Telephone: (212) 513-3200
Facsimile: (212) 385-9100
james.power@hklaw.com

Melvin Narruhn
RMI Bar Admission No. 161
PO Box 774
RRE Business Complex, RMI101
Majuro, MH 96960
Telephone: (692) 455-0304
mallippen@yahoo.com

Counsel to Plaintiff Sphinx Investment Corp.

CERTIFICATE OF SERVICE

The undersigned counsel certifies that on October 14, 2024, a true and correct copy of the following documents were served matter by electronic mail on the attorneys of record in this matter: Motion for Temporary Restraining Order, Preliminary Injunction and Expedited Discovery and Memorandum of Law in Support.

/s/ Melvin Narruhn
Melvin Narruhn

Counsel of Record:

David M. Strauss at dstrauss48@gmail.com

Attorney for Defendants Christina

Anagnostara, Dimitrios Anagnostopoulos,

Elias Culucundis, John Kartsonas, and

Seanergy Maritime Holdings Corp.

And

Arsima A. Muller at amuller@carlsmith.com

CARLSMITH BALL LLP

1001 Bishop Street, Suite 2100

Honolulu, HI 96813

Attorneys for Defendant Stamatis Tsantanis

And

Michael G. Bongiorno at michael.bongiorno@wilmerhale.com

WILMER CUTLER PICKERING HALE AND DORR LLP

7 World Trade Center

250 Greenwich Street

New York, NY 10007

Of Counsel

And

Susan L. Saltzstein at susan.saltzstein@skadden.com

Patrick G. Rideout at patrick.rideout@skadden.com

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

One Manhattan West

New York, NY 100001

Of Counsel